SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

METABOLIX, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

591018809

(CUSIP Number)

MATTHEW STROBECK

c/o BIRCHVIEW CAPITAL

688 PINE STREET, SUITE D

BURLINGTON, VT 05401

(802) 923-3826

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 591018809	Page 2 of 11 Pages

1.	Names of reporting persons Birchview Fund, LLC EIN 46-4846115
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,000,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,000,000 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,000,000 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.6% (1)
14.	Type of reporting person CO

(1)	Represents 2,000,000 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”) and 2,000,000 shares of Common Stock underlying the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”) (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 3.0% based on 135,094,640 shares of Common Stock outstanding post-conversion.

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CUSIP No. 591018809	Page 3 of 11 Pages

1.	Names of reporting persons Birchview Capital, LP EIN 38-3924650
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,000,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,000,000 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,000,000 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.6% (1)
14.	Type of reporting person PN

(1)	Represents 2,000,000 shares of Common Stock and 2,000,000 shares of Common Stock underlying the Preferred Stock (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 3.0%, based on 135,094,640 shares of Common Stock outstanding post-conversion.

13D

CUSIP No. 591018809	Page 4 of 11 Pages

1.	Names of reporting persons Birchview Capital GP, LLC EIN 46-4872561
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,000,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,000,000 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,000,000 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.6% (1)
14.	Type of reporting person CO

(1)	Represents 2,000,000 shares of Common Stock and 2,000,000 shares of Common Stock underlying the Preferred Stock (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.) The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 3.0%, based on 135,094,640 shares of Common Stock outstanding post-conversion.

13D

CUSIP No. 591018809	Page 5 of 11 Pages

1.	Names of reporting persons Birchview Partners, LLC EIN 46-4853938
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,000,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,000,000 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,000,000 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.6% (1)
14.	Type of reporting person CO

(1)	Represents 2,000,000 shares of Common Stock and 2,000,000 shares of Common Stock underlying the Preferred Stock (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 3.0%, based on 135,094,640 shares of Common Stock outstanding post-conversion.

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CUSIP No. 591018809	Page 6 of 11 Pages

1.	Names of reporting persons Matthew Strobeck
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,900,614 (1) (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,900,614 (1) (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,900,614 (1) (2)
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row 11 14.6% (1)
14.	Type of reporting person IN

(1)	Includes 6,000,000 shares of Common Stock and 6,000,000 shares of Common Stock underlying the Preferred Stock (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 9.6% based on 135,094,640 shares of Common Stock outstanding post-conversion.
(2)	Includes 65,000 shares of Common Stock underlying options which are exercisable within 60 days.

13D

CUSIP No. 591018809	Page 7 of 11 Pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Metabolix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 21 Erie Street, Cambridge, Massachusetts.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by:

(i)	Birchview Fund, LLC (the “Fund”);

(ii)	Birchview Capital, LP (the “Investment Manager”), the investment manager of the Fund;

(iii)	Birchview Capital GP, LLC (the “GP”), the general partner of the Investment Manager;

(iv)	Birchview Partners, LLC (the “Manager”), a member of the Fund; and

(v)	Matthew Strobeck, the sole member of the GP, a partner of the Investment Manager and sole member and principal of the Manager.

The Fund, the Investment Manager, the GP, the Manager and Mr. Strobeck are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of each Reporting Person is as follows:

c/o Birchview Capital

688 Pine Street, Suite D

Burlington, VT 05401

Attention: Matthew Strobeck

(c) The Reporting Persons are principally engaged in the business of investing in securities. In addition, Mr. Strobeck serves as a director of the Issuer.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

(i)	The Fund is a Delaware limited liability company;

(ii)	The Investment Manager is a Delaware limited partnership;

(iii)	The GP is a Delaware limited liability company;

(iv)	The Manager is a Delaware limited liability company; and

(v)	Matthew Strobeck is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.

On August 4, 2014, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Mr. Strobeck, the Fund and certain other qualified institutional and individual investors (collectively, the “Investors”), pursuant to which the Issuer agreed to sell to the Investors units of the Issuer’s securities (the “Units”) for an aggregate purchase price of $25 million (the “Transaction”). The Transaction and sale of Units closed on August 22, 2014. The price of each Unit was $0.50, or $0.25 per share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), on an as-converted basis. Each Unit consists of one (1) share of Common Stock and one

13D

CUSIP No. 591018809	Page 8 of 11 Pages

one-thousandth (1/1,000) of a share of the Issuer’s to-be-designated Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Under the terms of the Purchase Agreement, (i) Mr. Strobeck received 4,000,000 Units in exchange for the payment of an aggregate purchase price of $2,000,0000 and (ii) th Fund received 2,000,000 Units in exchange for the payment of an aggregate purchase price of $1,000,0000. Each share of Preferred Stock issued in the Transaction will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. After the closing of the Transaction and the conversion of the Preferred Stock into Common Stock, the Issuer will have issued 100,000,000 new shares of Common Stock to the Investors, (i) 8,000,000 of which shares of Common Stock will be issued to Mr. Strobeck (of which 400,000 shares of Common Stock will be held in an account for Mr. Strobeck’s minor children for which Mr. Strobeck serves as a custodian) and (ii) 4,000,000 of which shares of Common Stock will be issued to the Fund.

The Reporting Persons intend to hold the Units (together with the Preferred Stock and Common Stock, collectively the “Securities”) for investment purposes in the ordinary course of their business of investing in securities for their own accounts. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Securities as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Securities in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Securities, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

Except as described in this Item 4 and elsewhere in this Schedule 13D and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Mr. Strobeck, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, the Fund beneficially owned 4,000,000 shares of Common Stock (after the conversion of the Preferred Stock underlying the Units purchased by the Fund pursuant to the Purchase Agreement), representing approximately 3.0% of the shares of the Common Stock of the Issuer outstanding (assuming 135,094,640 shares of Common Stock outstanding after the conversion of the Preferred Stock underlying the total Units sold in the aggregate pursuant to the Purchase Agreement). The Investment Manager is the investment manager of the Fund and may be deemed to have sole power to direct the voting and disposition of the shares of Common Stock held by the Fund (the “Fund Shares”). The Manager is a member of the Fund and may be deemed to have sole power to direct the voting and disposition of the Fund Shares. The GP is the general partner of the Investment Manager and may be deemed to have sole power to direct the voting and disposition of the Fund Shares. Mr. Strobeck is the sole member of the GP, a partner of the Investment Manager and sole member and principal of the Manager and has the power to direct the voting and disposition of the Fund Shares. Each of the Reporting Persons disclaims beneficial ownership of the Fund Shares except to the extent of their pecuniary interest therein, if any.

As of the date hereof, Mr. Strobeck is deemed to beneficially own 12,900,614 shares of Common Stock (after the conversion of the Preferred Stock underlying the Units purchased pursuant to the Purchase Agreement), representing approximately 9.6% of the shares of the Common Stock of the Issuer outstanding (assuming 135,094,640 shares of Common Stock outstanding after the conversion of the Preferred Stock underlying the total Units sold in the aggregate pursuant to the Purchase Agreement), which includes the Fund Shares and 8,900,614 shares of Common Stock (after the conversion of the Preferred Stock underlying the Units purchased pursuant to the Purchase Agreement) beneficially owned by Mr. Strobeck.

The Fund:

(i)	Sole power to vote or to direct the vote: 4,000,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,000,000

(iv)	Shared power to dispose of to direct the disposition of: 0

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CUSIP No. 591018809	Page 9 of 11 Pages

The Investment Manager:

(i)	Sole power to vote or to direct the vote: 4,000,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,000,000

(iv)	Shared power to dispose of to direct the disposition of: 0

The GP:

(i)	Sole power to vote or to direct the vote: 4,000,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,000,000

(iv)	Shared power to dispose of to direct the disposition of: 0

The Manager:

(i)	Sole power to vote or to direct the vote: 4,000,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,000,000

(iv)	Shared power to dispose of to direct the disposition of: 0

Mr. Strobeck:

(i)	Sole power to vote or to direct the vote: 12,900,614

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 12,900,614

(iv)	Shared power to dispose of to direct the disposition of: 0

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of Common Stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D and the exhibits hereto, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 29, 2014, by and among Matthew Strobeck, Birchview Fund, LLC, Birchview Capital, LP, Birchview Capital GP, LLC and Birchview Partners, LLC.

Exhibit 2	Securities Purchase Agreement dated August 4, 2014 among Metabolix, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 4, 2014).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2014

BIRCHVIEW FUND, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	on behalf of Birchview Partners LLC

BIRCHVIEW CAPITAL, LP

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Partner

BIRCHVIEW CAPITAL GP, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Partner

BIRCHVIEW PARTNERS, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Principal

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck

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CUSIP No. 591018809	Page 11 of 11 Pages

Exhibit 1

Joint Filing Agreement

This Joint Filing Agreement is entered into as of August 29, 2014, by the undersigned, who hereby agree that the Statement on Schedule 13D with respect to the shares of the common stock, par value $0.01 per share, of Metabolix, Inc., a Delaware corporation, is, and any amendment subsequently signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BIRCHVIEW FUND, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	on behalf of Birchview Partners LLC

BIRCHVIEW CAPITAL, LP

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Partner

BIRCHVIEW CAPITAL GP, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Partner

BIRCHVIEW PARTNERS, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Principal

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck